Exhibit 17.1

GLEN W. HERRICK

Sioux Falls, South Dakota

February 26, 2026

VIA EMAIL

MVB Financial Corp.

301 Virginia Avenue

Fairmont, West Virginia 26554

Attn:  Board of Directors

Re:	Resignation as Director

Dear Members of the Board:

I am writing to tender my resignation from the Board of Directors (the “Board”) of MVB Financial Corp. and MVB Bank, Inc. (together, the “Company”), effective immediately.

Since my initial appointment to the Board in January 2025, I have sought to work constructively with my fellow Board members and management to improve the Company’s corporate governance and enhance value for all shareholders. However, it has become increasingly apparent that the majority of the Board is unwilling to take the measures necessary to allow the Company to adopt and implement best practices to effectively oversee management.

As you are aware, I have repeatedly raised concerns over the past several months regarding the Company’s executive compensation practices and philosophy. As a fiduciary for the Company’s shareholders, the lack of alignment between pay and performance is simply not something I can justify. Furthermore, I continue to believe that the lack of strategic focus on core profitability and recurring earnings is contrary to the best interests of shareholders – the true owners of the Company. Unfortunately, my concerns have seemingly fallen on deaf ears or resulted in dubious claims to address them in the future.

Based on our differing views on acceptable corporate governance practices and value creation strategy, I am no longer able to serve on the Board and I hereby tender my resignation, effective immediately.

Sincerely,

Glen W. Herrick